America Online, Inc. and Subsidiaries
Statements RE Computation of Ratios of Earnings to Fixed Charges
Six Months Ended December 31, 1997 and Years Ended
June 30, 1997, June 30, 1996, June 30, 1995, June 30, 1994
and June 30, 1993

                   Six months   Year      Year      Year      Year      Year
                   ended        Ended     Ended     Ended     Ended     Ended
                   December 31, June 30,  June 30,  June 30,  June 30,  June 30,
                   1997         1997      1996      1995      1994      1993
Fixed Charges
Interest Expense    $ 4,177     $1,567    $ 1,659   $ 1,076    $ 309     $ 29
Interest Portion
(1) of Net Rental
Expense              61,623     49,487     15,528     3,504    1,197      603

Total Fixed Charges $65,800    $51,054    $17,187   $ 4,580   $1,506   $  632

Income (Loss) Before
 Income Taxes (2)  $131,950   $(448,2930  $79,526   $(16,002) $7,888   $ 2,928
 (3)(4) (5)

Ratio of Earnings      2.01       (8.78)     4.63      (3.49)   5.24      4.63
to Fixed Charges


1) The interest portion of the net rental expense is estimated to be equal to 28% in year one, 18% in year two, 7% in year three and 5% in year four.
2) Net income in the six-months ended December 31, 1997 includes approximately $1.3 million of income related to a restructuring charge and approximately $1.0 million of income related to a settlement charge.
3) Net Loss for the year ended June 30, 1997 includes charges of approximately $385.2 million for the write-off of deferred subscriber acquisition costs, approximately $48.6 million for a restructuring charges, approximately $24.2 million for legal settlements and approximately $24.5 million for contract termination charges.
4) Net income for the year ended June 30, 1996 includes charges of approximately $17.0 million for acquired research and development, $8.0 million for the settlement of a class action lawsuit, and approximately $0.8 million for merger expenses.
5) Net loss in the year ended June 30, 1995 includes charges of approximately $50.3 million for acquired research and development and approximately $2.2 million for merger expenses.